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                                                                   EXHIBIT NO. 1

                                 NEWS RELEASE
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                       IMPERIAL CREDIT INDUSTRIES, INC.
                       REVISES REIT ACQUISITION PROPOSAL


FOR IMMEDIATE RELEASE


TORRANCE, CA., June 11, 1999/PRNewswire/--Imperial Credit Industries, Inc. (NASDAQ-ICII - news) today announced that it has proposed to the Board of
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Directors of Imperial Credit Commercial Mortgage Investment Corp. (Nasdaq: ICMI
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- news) a revised all cash acquisition of ICMI that would value ICMI at $11.50
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per share.  ICMI is a commercial mortgage real estate investment trust that has
28,500,000 shares outstanding and total assets of approximately $757 million.

H. Wayne Snavely, Chairman of the Board of both ICII and ICMI stated: "The independent directors of ICMI did not act on our earlier proposal. With this enhanced offer, we trust they will give serious consideration to our proposal and will agree that it is in the best interest of ICMI's shareholders. We also continue to urge the Board of ICMI to conduct an open bidding process to ensure that shareholders receive the highest cash value."

ICII is being advised by Friedman, Billings and Ramsey. ICII sponsored ICMI, which it took public in October 1997. It currently owns 10.8% of ICMI's outstanding common stock and 100% of the company that manages ICMI's assets. Imperial Credit Industries, Inc., a diversified financial services holding company, was formed in 1991 and is headquartered in Torrance, California. The Company's major business activities are conducted through its five wholly owned subsidiaries: Southern Pacific Bank, Imperial Business Credit, Inc., Imperial Credit Advisors, Inc., Imperial Commercial Asset Management Corporation, and Statewide Documentation, Inc. The Company's majority owned subsidiary is Imperial Capital Group, LLC (approximately 60% ownership). The Company's significant equity investment is Franchise Mortgage Acceptance Company (38.3% ownership) (Nasdaq: FMAX - news). Imperial Credit Industries, Inc., its
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subsidiaries and affiliates, offer a wide variety of financial services, investment products, and asset management services.

For further information contact:

Imperial Credit Industries, Inc.              Friedman, Billings & Ramsey
Kevin E. Villani                              Merrill Ross
(310) 791-8027                                (703) 312-9769